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September 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed August 24, 2023
Responses dated August 18, 2023 and August 24, 2023
File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-4 filed with the Commission on August 24, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

September 18, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1.	Please revise the exchange rate data table to reflect the exchange rates for the six months ended June 30, 2023 and 2022.

The Company respectfully acknowledges the Staff’s comment and has revised the exchange rate data table to reflect the exchange rates for the six months ended June 30, 2023 and 2022.

Selected Historical Unaudited Pro Forma Condensed Combined Financial Data, page 21

2.	You refer to the historical audited consolidated financial statements of the King Mountain JV for the period from November 24, 2021 (inception) through December 31, 2021 and the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, which are either incorporated by reference into the prospectus or included elsewhere in this prospectus. Please respond to the following:

•	Revise the disclosure to clarify why you refer to the King Mountain JV when the financial statements included beginning on page F-34 are for TZRC LLC.

•	Tell us where the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022 are included elsewhere in the prospectus.

•	To the extent that you believe TZRC LLC financial statements are only required through September 30, 2022, tell us your consideration of the guidance in Rule 3-09 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 to clarify that USBTC invested into the TZRC LLC joint venture entity in December 2022, which USBTC refers to as the “King Mountain JV” in the Amendment and in this Response Letter due to the site location being in King Mountain, Texas.

In addition, the Company respectfully advises the Staff that the reference in the Registration Statement regarding the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022 being included elsewhere in the prospectus was included in the Registration Statement in error. As explained further below, such financial statements should not be required to be included in the Registration Statement, and the Company has revised the disclosure on pages 21 and 220 to correctly refer to the historical unaudited interim financial statements of the King Mountain JV for the nine months ended September 30, 2022.

Securities and Exchange Commission

September 18, 2023

USBTC invested in the King Mountain JV on December 6, 2022, when it acquired a 50% membership interest in TZRC LLC (the “JV Investment”). For the purposes of assessing the disclosure obligations of USBTC under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), USBTC qualifies as a “smaller reporting company” (as defined in Item 10(f)(1) of Regulation S-K) as a company with annual revenues of less than $100 million and no public float. As a result, the Company assessed USBTC’s financial statement obligations with respect to the JV Investment under Article 8 of Regulation S-X.

Rule 8-04 of Regulation S-X (financial statements of businesses acquired or to be acquired) directs smaller reporting companies to Rule 3-05 of Regulation S-X (financial statements of businesses acquired or to be acquired) to determine the financial statement disclosure requirements for certain significant acquisitions. At the time of the JV Investment, USBTC determined that the JV Investment was considered a significant acquisition, and TZRC LLC financial statements would be required to be included in the Registration Statement. As a result, the Company included the most recent audited annual and unaudited interim financial statements available for TZRC LLC prior to the JV Investment, which included (i) the audited consolidated financial statements of TZRC LLC for the period from November 24, 2021 (inception) through December 31, 2021, and (ii) the unaudited consolidated condensed financial statements of TZRC LLC for the nine months ended September 30, 2022.

Following the JV Investment, USBTC has accounted for its 50% interest in TZRC LLC as an investment in equity investees in accordance with ASC Topic 323, “Investments — Equity Method and Joint Ventures.” Under Article 8 of Regulation S-X, smaller reporting companies are not required to file separate financial statements of equity investees as may otherwise be required under Rule 3-09 of Regulation S-X. See SEC Financial Reporting Manual Item 1410.1. As a result, the Company believes it has appropriately excluded separate financial statements for TZRC LLC, including audited consolidated financial statements for the fiscal year ended December 31, 2022, subsequent to the date of the JV Investment. USBTC discloses substantial information (including the information required under Article 8 of Regulation S-X regarding its investment in the King Mountain JV), including a condensed consolidated income statement and balance sheet for TZRC LLC for the relevant USBTC period, in USBTC’s financial statements included in the Registration Statement. See Note 10 – Investments in unconsolidated joint venture in USBTC’s audited financial statements for the fiscal year ended June 30, 2023 beginning on page F-21 of the Amendment.

Information About Hut 8, page 138

3.	We note from Hut 8's Form 6-K filed August 14, 2023, and page 138 that Hut 8 recently began offering graphics processing unit (GPU) based services for the Artificial Intelligence, Machine Learning and Media and Entertainment markets. Please respond to the following:

•	Tell us the amount of revenues earned from these services for the periods presented in the filing.

•	Tell us the significant terms of your agreements for these services.

•	Give us your analysis of the accounting for the services, citing the accounting literature applied and how you applied it to your facts and circumstances.

Securities and Exchange Commission

September 18, 2023

The Company acknowledges the Staff’s comment and respectfully submits that the language included in Hut 8’s Form 6-K filed August 14, 2023 and on page 128 of the Registration Statement states that Hut 8 is bullish on “building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning.” While Hut 8 recently began offering access to its graphics processing units (“GPUs”) for high performance computing in the areas of traditional data centers and emerging technologies like AI and machine learning, no customer contracts for these services have been entered into by Hut 8 and no revenues for these services have been recognized by Hut 8 to date. The Company has updated the disclosure on page 143 of the Amendment to this effect. If and to the extent that Hut 8 enters into customer contracts to provide access to its GPUs for these services in the future, Hut 8 will consider the appropriate accounting for such services based on the terms of any such customer contracts and the applicable accounting literature in existence at such time.

Comparison of Rights of Stockholders

Exclusive Forum, page 218

4.	We note that the forum selection provision in New Hut’s certificate of incorporation and bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Also please revise to include a risk factor regarding the exclusive forum provision in New Hut’s governing documents.

The Company respectfully acknowledges the Staff’s comment and has added a risk factor detailing the exclusive forum provision on page 36 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction, page 219

5.	Please respond to the following:

•	We note that USBTC's acquisition of 50% of the membership interests in TZRC occurred in December 2022, while the pro forma statement of financial position is as of June 30, 2023, subsequent to the acquisition. Tell us why you discuss in the introduction reflecting the impacts of the transaction in this statement and include a column for adjustments related to the joint venture investment on page 220, instead of explaining that the historical balance sheet of USBTC already reflects the impacts of the transaction.

•	You disclose that the pro forma combined financial statements should be read in conjunction with the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, and the historical audited financial statements of the King Mountain JV for period from inception through December 31, 2021.

ο	Revise the disclosure to clarify why you refer to the King Mountain JV when the financial statements included beginning on page F-34 are for TZRC LLC.

ο	Disclose where a reader may refer to the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022.

ο	Disclose where a reader may refer to the historical audited financial statements of the King Mountain JV for the period from inception through December 31, 2021 (for example, included elsewhere in the prospectus).

Securities and Exchange Commission

September 18, 2023

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 220 of the Amendment to clarify that the impact is already reflected in USBTC’s historical balance sheet and the adjustment only relates to the statement of comprehensive income. In addition, the disclosure has been revised to clarify that all references to King Mountain JV refers to TZRC LLC, which is the legal entity name of the acquired joint venture, and refer to historical financial statements for the period ended September 30, 2022 as opposed to December 31, 2022 for the reasons described above in the Company’s response to Comment 2.

Unaudited Pro Forma Combined Statement of Financial Position, page 220

6.	Please respond to the following:

•	Add an appropriate reference in the Acquisition Transaction Adjustments column for the adjustment to Cryptocurrency, pledged as collateral.

•	We note that goodwill represents approximately 24% of your total pro forma assets. Include a separate line item for your goodwill. Refer to Rule 11-02(a)(3) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 221 of the Amendment to add reference in the Acquisition Transaction Adjustment column for the adjustment to Cryptocurrency, pledged as collateral and has included the presentation of goodwill as a separate line item.

Unaudited Pro Forma Combined Statement of Operations, page 222

7.	Please respond to the following:

•	Explain in the notes how you determine the basic and diluted loss per share for Hut 8 since this amount does not agree to their historical financial statements.

•	Correct the reference where you refer to Note 7 and not Note 6 for your loss per common share.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 223 and 231 of the Amendment to revise the reference to the relevant notes and explain in the notes how basic and diluted loss per share for Hut 8 is determined.

Note 3. Adjustments for the effect of investment in Joint Venture, page 226

8.	You disclose that the pro forma impacts of the acquisition for the year ended June 30, 2022 were the recognition of the share of equity in losses of unconsolidated joint venture in the amount of $355. It appears that this disclosure was inadvertently left after you updated the pro forma information. If this disclosure is an error, please remove it. Otherwise, tell us why you include this information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 227 of the Amendment to remove the reference.

Securities and Exchange Commission

September 18, 2023

Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 226

9.	In reference to comment 3, we are still considering your response to comment 11 from our July 7, 2023 letter and may have further comments.

The Company respectfully acknowledges the Staff’s comment.

Note 5. Hut 8's results of operations for 12 months ended June 30, 2023, page 229

10.	Please respond to the following:

•	The first paragraph should be revised to refer to the results of operations of Hut 8 for the 12 months ended June 30, 2023, not March 31, 2023.

•	It appears that the loss (brackets) before income tax for the six months ended June 30,2023 should be income (no brackets) with the following changes to the line item descriptions:

ο	Income (loss) before income tax; and

ο	Net income (loss).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 230 and 231 of the Amendment.

USBTC Financial Statements

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Revenue Recognition, Cryptocurrency mining, page F-15

11.	In the penultimate paragraph on page 6 of your August 18, 2023 letter, you indicate that Hut 8 and USBTC determined that Clause 3(d) of the Foundry agreement is not a termination clause; however, we note that this clause was revised to specifically add the suspension and termination of service as indicated in the April 2023 revised terms provided as Exhibit 1 to your August 18, 2023 letter. Please tell us separately the impact of this revision and the additional new terms effective August 28, 2023 on your accounting with reference to the authoritative literature relied upon to support your accounting.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Hut 8 and USBTC have both been informed by Foundry that the language affords Foundry the flexibility to remove a participant from the mining pool in order to account for any and all scenarios where allowing the participant to stay in the mining pool could or would have an adverse impact on Foundry and/or Foundry’s ability to provide the mining pool services effectively (such scenarios may include, but are not limited to, the participant operating as a bad actor, or becoming subject to regulatory sanctions). Hut 8 and USBTC believe Foundry has no economic incentives to exercise such clause, nor would it do so unless it is necessary in order to maintain the stability of the mining pool and their reputation in the mining pool business. As such, Hut 8 and USBTC are of the view that this is akin to a force majeure clause that is not intended to be exercised outside of exceptional circumstances and, as such, is not considered to be a regular termination right. As such, these additional terms added would not impact any accounting conclusion previously reached as force majeure clauses would not impact the enforceable rights of the contract unless such agreed conditions were being triggered (e.g. regulatory sanctions or acting as bad actors). As such, the analysis on enforceable rights and obligations under ASC 606-10-25-2 has not been impacted by the additional terms.

In relation to the additional new terms effective August 28, 2023, Foundry has amended the Terms of Service to further clarify the contract duration and termination provision of the contract. Specifically, clause 11(a) clarifies that the pool participants’ access and usage rights to the mining pool shall be an automatically renewed in 24-hour period (the period between 00:00:00 UTC and 23:59:59 UTC) (each, a “Contract Day”) unless terminated. Pool participants’ access and usage rights to the mining pool are not contingent on delivering any minimum amount of hashrate to the pool during any Contract Day of the Contract Term and not bound to continue using the pool in accordance with any other agreement with Foundry. Clause 11(b) further clarifies that the service can be terminated for any reason, without penalty, by either Foundry or the pool participant by providing one Contract Day’s prior written notice to the other party. As such, Hut 8 and USBTC consider that the amendment further clarifies and supports the assessment that the contract is a daily contract from both the perspective of the mining pool and the pool participants.

Securities and Exchange Commission

September 18, 2023

12.	In the penultimate paragraph on page 7 of your August 18, 2023 letter, you indicate that USBTC has no power to force all mining pools (i.e., Foundry, Luxor, Ultimus and ViaBTC) to continue to operate if they chose to cease operations for valid business reasons. Please address the following:

•	As USBTC does not utilize the Luxor pool and Hut 8 also uses the Foundry pool, confirm that the stated conclusion of USBTC also applies to Hut 8 for those pools.

•	If you cannot force the pools to operate if they terminate for valid business reasons, tell us how this is consistent with your determination that they can only terminate for a breach of contract or infringement event (i.e., they do not have a universal right to terminate the contracts at any time for any reason without penalty).

•	If the pools cannot unilaterally terminate the contracts, clarify through citation to authoritative literature your basis for asserting that the accounting contract duration is limited to 24 hours and help us understand how that relates to the legal term of the contract.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following explanations:

A.	Luxor and Foundry Pools

Hut 8 would like to confirm that the stated conclusion of USBTC also applies to Hut 8 for those pools.

B.	Termination for Breach of Contract

The Company would like to clarify that there is no economic incentive and potentially significant reputational risks for the mining pools to terminate without valid business reasons. While the Company would not have any means of forcing the pools to operate if they terminate for valid business reasons, the contractual terms govern that the mining pools are not expected to terminate without reasonable ground or a breach of contract or infringement event.

C.	Termination and Contract Duration

While the mining pool cannot unilaterally terminate the contract, the Company does not believe this impacts the assessment of contact duration. In assessing the guidance in Example 2 of Question 7 of the FASB Q&A, the Company acknowledges that a contract endures as long as either party can terminate without penalty. This means that it is not necessary for both parties to the contract to have rights to terminate without penalty for it to be a substantive clause where Example 2 would be applicable. Based on the extract of the termination clause in the previous submission, while Hut 8 and USBTC may terminate their respective mining pool contracts at any time after settlement of pending transactions without penalty for either party upon termination of the contract, the contract duration cannot be shorter than a day as the settlement is generally on a daily basis.

13.	In the penultimate paragraph on page 8 of your August 18, 2023 letter, you indicate that Hut 8 and USBTC believe that contract inception occurs at the beginning of the day. Please tell us why inception would be at the beginning of the day and not when services are first provided, which may be at the beginning of a day. If true, revise your policy disclosure to clarify inception of the accounting contract commences when you first provide service. Also clarify whether references to day in your disclosure of measurement of noncash consideration relates to coordinated universal time (i.e., UTC).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Hut 8 and USBTC believe that contract inception occurs at the beginning of the day. While ASC 606 does not directly define contract inception, 606-10-25-2 requires that a contract should create enforceable rights and obligations. Therefore, each of Hut 8 and USBTC consider contract inception to be when Hut 8 or USBTC, as applicable, and the respective mining pool, establish enforceable rights and obligations – i.e. the provision of computing power in return for the right to payment denominated in Bitcoin.

As discussed in the previous submission, each of Hut 8 and USBTC consider that once the contract is initiated, it would be completed upon settlement at the end of the day. If Hut 8 or USBTC choose to provide services on the next day, a new daily contract is established because the unilateral right to terminate by Hut 8 or USBTC would effectively reduce the contract duration to a daily contract. As such, each of the new days would be considered a new contract with enforceable rights and obligations being established. This view is reinforced by the fact that while Hut 8 and USBTC can freely decide how much computing power to provide to the mining pools, the mining pool remains committed to receive and measure any computing power being provided throughout the day and provide payment for such services. The same principle applies to the contract with ViaBTC, except that it is measured on an hourly basis.

Finally, each of Hut 8 and USBTC would like to confirm that the reference to “day” in the disclosure of measurement of noncash consideration relates to UTC time.

14.	In the second paragraph on page 11 of your August 18, 2023 letter, you indicate that Hut 8 and USBTC believe that revenue would be adjusted to the actual amount according to the settlement report at the end of the day. Please tell us how your determination is consistent with the guidance in ASC 606-10-32-21 to value noncash consideration at fair value at contract inception and ASC 606-10-32-23.

The Company respectfully acknowledges the Staff’s comment and would like to clarify that while Hut 8 and USBTC would adjust revenue to the actual amount according to the settlement report at the end of the day, this is referring to the specific quantity of Bitcoins being reported in the settlement report. The quantity would then be multiplied by the fair value of Bitcoins measured at contract inception and thus be in compliance with ASC 606-10-32-21 through 32-23.

15.	In your August 18, 2023 response 3A on page 12, you indicate that the Luxor agreement was effective since February 7, 2022. Please address the following:

•	Tell us whether Hut 8 started to mine with Luxor prior to February 7, 2022 and, if so, provide the agreement applicable before this date and tell us the impact of its different provisions on your accounting for bitcoin mined under the prior contract.

•	As you mention only the agreements with Luxor and the April 2023 Foundry update, confirm our understanding that the agreements you previously provided for Ultimus and ViaBTC cover all periods reflected in your financial statements.

The Company respectfully acknowledges the Staff’s comment and would like to clarify that Hut 8 signed its first mining pool contract with Luxor in March 2021, with supplements to the contract being signed in December 2021 and September 2022 (collectively, the “Luxor Contracts”). The Luxor Contracts were included in a memo previously provided to the Staff pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. Together, the Luxor Contracts govern the services provided throughout the financial statement periods presented in the Registration Statement. The February 7, 2022 amendments to the terms of services in the Luxor Contracts mentioned in response 3A of the Company’s August 18, 2023 submission updated Luxor’s know-you-client procedures and provided legal protection for the mining pool against illegal activities conducted by the participants. The original Luxor terms of service that were effective prior to February 7, 2022 are included herein as Appendix A. Hut 8 does not consider that the changes to Luxor’s terms of service would impact any accounting conclusion reached with respect to the Luxor Contracts.

Further, USBTC would like to confirm that the agreements previously provided for Ultimus and ViaBTC cover all periods reflected in the financial statements included in the Registration Statement.

Securities and Exchange Commission

September 18, 2023

16.	In your August 18, 2023 response 6 on page 14, you indicate that different approaches in estimating variable consideration being taken by both Hut 8 and USBTC would not result in any material or immaterial impact to the financials. Please address the following:

•	Tell us what different approaches were applied by both Hut 8 and USBTC.

•	Explain whether these different approaches relate to differing application under U.S. GAAP and IFRS, the citations in the respective literature that support such different approaches, and whether they have been conformed in preparation of the pro forma financial statements in your filing.

The Company respectfully acknowledges the Staff’s comment and would like to clarify to the Staff that Hut 8 and USBTC do not take a different approach in estimating variable consideration. Hut 8 and USBTC both recognize revenue at the end of the day when the actual amount is determinable due to the variability of the consideration being fully realized. Neither Hut 8 nor USBTC believe a different approach would result in any material impact to their respective financial statements as any uncertainty in the total variable consideration being realized would be resolved within the same day.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.
Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.
June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP
Daniella G. Silberstein, Greenberg Traurig, P.A.
Raffael M. Fiumara, Greenberg Traurig, P.A.

APPENDIX A

8/9/21

Terms of Services

Welcome to Luxor! Luxor Technology (“Luxor”) is a corporation incorporated in the state of Delaware, USA, and provides various services (the "Services", including the products, services, websites, and technologies) through the Luxor platform (“Luxor Platform”). These terms of service constitute the entire agreement between the parties (together, the “Terms”).

By accessing, viewing, submitting, or downloading information from the Luxor Platform and using the Services, you acknowledge that you have read the Terms and agree to be bound by its provisions. Any factual participation in the Luxor Platform and its Services constitute such acceptance. If you do not agree to be bound by the Terms, you shall suspend the registration process or stop using the Luxor Platform and its Services.

In the event of any inconsistency between these Terms and any of the other addenda, terms, and documents, the provisions of these terms of services shall prevail to the extent of such inconsistency. All other information provided on the Luxor Platform or oral/written statements made are excluded from these Terms and do not constitute a legal agreement between the parties. Use of the Luxor Platform and the services is governed by these Terms.

1.	Modifications. We work constantly to improve our services, products, and software by expanding our offering, developing new features, or partnering with other industry peers. As a result, we may need to update these Terms to reflect the updates. In view of the continuous development and evolution of the nature of our Services, Luxor may, at any time, amend the Terms.

You agree that Luxor has the right to modify the Terms and to notify you of the modified Terms by online publication or by any other reasonable means. You agree to regularly and frequently check the Luxor Pool's Website for the latest version of the Terms. If you do not agree to the latest version of the Terms after such modification, you shall discontinue your use of the Services provided by Luxor. Your continued use of the Services provided by Luxor will be deemed your acceptance and consent of the latest version of the Terms.

8/9/21	A-1

2.	Eligibility. We try to make our services broadly available to everyone, but you cannot use Luxor if:

a.	You carry out any activity that:

(i)	involves proceeds from any illegal or unlawful activity (including activities relating to cryptocurrency tumblers, dark-net markets, money laundering, or terrorism financing);

(ii)	publishes, distributes, or disseminates any illegal or unlawful material or information; or,

( )	otherwise violates, or could violate any applicable laws.

b.	Your legal capacity has not been limited to the extent that would prevent you from undertaking the obligations assumed by these Terms.

c.	You are under the age of 18.

d.	We previously disabled your Luxor account (“Luxor Account”) for violation of our Terms.

e.	You are in Restricted Jurisdiction.

If you are acting on behalf of a legal entity, you acknowledge the following:

a.	Your legal capacity has not been limited to the extent that would prevent you from undertaking the obligations assumed by these Terms.

b.	The legal entity you are acting on behalf of is not duly established and existing under the law that governs its jurisdiction.

c.	You are not authorized to act on behalf of the legal entity and to undertake these Terms.

3.	Account Setup. You must register for a Luxor Account to use the Luxor Services. You are fully responsible for all activity that occurs under your Luxor Account. We may, in our sole discretion, refuse to open a Luxor Account, or limit the number of Luxor Accounts that you may hold or suspend or terminate any Luxor Account or the transfer of specific cryptos in your Luxor Account with cause.

You acknowledge that you are fully responsible for obtaining necessary information about the tax or similar obligations arising from the use of our services, products, or software. You also acknowledge that we are not responsible for obtaining the mentioned information nor for the fulfillment of such tax (or similar) obligations

8/9/21	A-2

You agree not to abuse or exploit by any means our services, products, or software. This includes but is not limited to mistakes, programming bugs, withholding attacks, botnet attacks, Denial-of-Service attacks (DDoS), or errors in a cryptocurrency network to take unfair advantage of us or other users in our platform in bad faith.

4.	Account Deletion. You have the right to have all your personal data wiped from our system.

You can request your Account to be deleted from our platform by emailing us at hello@luxor.tech. We commit to deleting your Luxor Account within 30 business days after we receive notice of your request. Please be aware that, upon your Luxor Account deletion, you waive all of your claims against us for any reward for computing power provided thereafter. You lose the right to claim payment or any unpaid confirmed reward associated with this Luxor Account without further notice and without the possibility of recovery.

You acknowledge that inactivity in our platform constitutes a ground for the suspension or deletion of your Luxor Account. Your Luxor Account will be considered inactive if you haven't submitted hashing power to our platform in the last 180 consecutive days. In the case that your Account was deleted due to inactivity, you lose the right to any remaining balance.

5.	Referral Program. If you are a referrer using an existing Luxor Account, the Referral Earnings can be generated exclusively by referring referees who have not previously opened an Account at Luxor. You agree that Luxor can verify a referee's identification and eligibility based on internal guidelines and governing regulations at its sole discretion. Referrers referring themselves using different contact information are ineligible to receive the Referral Earnings.

You acknowledge that Luxor has the right to seize the Referral Earnings generated by ineligible referrals. Referral Earnings are subject to these Terms and are not guaranteed, even upon successful verification of a referee's Luxor Account.

6.	AML/CFT Policy. This Anti-money Laundering and Combating-the-Financing-of-Terrorism Policy ("AML/CFT Policy") outlines the principles adopted by Luxor to prevent money laundering and doing business with illicit counterparties. You must give consent to our AML/CFT Policy before proceeding to use the Luxor Platform, otherwise, you shall terminate the Luxor Account creation process or stop using the Luxor Platform.

8/9/21	A-3

We require you not to share your password, give access to your Luxor Account to others, or transfer your Luxor Account to anyone else. Only individuals or institutions that have opened a Luxor Account and successfully completed our AML/CFT checks are considered Luxor customers. If you would like to provide access to your Luxor Account to another individual or institution, this individual or institution must register a user account with Luxor and successfully complete our AML/CFT checks. You agree that you will not allow any persons who have not successfully completed our AML/CFT checks to access or use your Luxor Account.You are not allowed to access or use the Luxor Platform if any part of your mining farm is located in, you are located in, incorporated, or otherwise established in, or a resident of:

(i) any state, country, or other jurisdiction that is embargoed by the United States of America;

(ii) a jurisdiction where it would be illegal according to Applicable Law for you (by reasons of your nationality, domicile, citizenship, residence, or otherwise) to access or use the Luxor Platform; or,

(iii) where the publication or availability of the Luxor Platform is prohibited or contrary to local law or regulation, or could subject any member of Luxor to any local registration or licensing requirements (together, the “Restricted Jurisdictions”). Luxor may, in its sole discretion, implement controls to restrict access to the Luxor Platform in any of the Restricted Jurisdictions.

If Luxor determines that you are accessing the Luxor Platform from any Restricted Jurisdiction, or have given false representations as to your location of incorporation, establishment, citizenship, or place of residence, Luxor reserves the right to close any of your Accounts immediately and freeze all of your Luxor Account balances. We monitor IP addresses and work with our cloud service provider to block IP addresses registered in Restricted Jurisdiction.

You hereby authorize us, or an authorized third-party service provider, to take any measures that we consider necessary to perform background checks on yourself and/or your institution. We screen individuals and institutions that are illicit actors, politically exposed, sanctioned, and/or have adverse media outstanding. Failing to comply with AML/CFT policies and background checks provides Luxor the right to close any of your Luxor Accounts and/or freeze all of your Account balances.

8/9/21	A-4

You hereby authorize us, or a third-party service provider, to take any measures that we consider necessary to monitor and screen your Bitcoin and other cryptocurrency address for the detection of illicit activity. We monitor miner payout addresses on an ongoing basis.

You agree that if you use Luxor Platform to mine crypto under "Anonymous Mode", you will not receive any payouts.

If at any point we deem your Luxor Account to be associated with any illicit activities we will take the appropriate measures to close any of your Accounts immediately and freeze all of your Account balances and report suspicious transactions to the appropriate authority as required by Law.

7.	Mining Service Specification.

a.	Nature of the Platform. You acknowledge that our platform is not an electronic wallet intended to store your cryptocurrency. We set low thresholds so that the pool is constantly flushing any remaining balance to the address provided. You also acknowledge that opting for a higher threshold increases the risk of loss of cryptocurrency. Luxor is not responsible in the case of a hack, and we strongly recommend moving your cryptocurrency to a secure wallet. We do not host wallets for miners.

b.	Purchase of Hashrate. While using the mining services provided by us, you agree that we act as a buyer of your compute power.

c.	Admission or Rejection of Hashrate. We reserve the right not to accept computing power offered by one or more users without having to provide a reason. This clause is applicable temporarily to all users (for example due to platform maintenance or technical problems) or to certain users (for example due to account suspension).

d.	Use of Hashrate. As a purchaser of hashrate, we reserve the right to use purchased hashrate in any way we see fit internally. We may not mine on a specific chain.

e.	Mining Rewards. You acknowledge that mining rewards are depending on a multiplicity of factors including but not limited to luck, network difficulty, latency, reject rate, etc. Therefore, the reward outcome cannot be predicted.

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f.	Payment Method. All compute power will be paid for in the cryptocurrency that originates the credit in your account unless stated otherwise.

g.	Completion of Payment. Any payouts made to you are considered complete at the moment of sending it to the address listed in your account. In case you provided a wrong address and we issued one or more distributions to that address, you acknowledge that blockchain transactions are irreversible and therefore we are not be liable for any mining rewards lost.

h.	Security Breaches. You acknowledge that Luxor is constantly improving its security measures against security breaches that might result in the loss of cryptocurrency. In such a case, we nor any other person responsible for the operation of our services, products or software is liable to users for any damage caused.

i.	Breach of Terms. We reserve the right to suspend access to any user account and thus to not accept computing power for suspicion of a breach of these Terms. If your activity goes under investigation and we found a breach of these Terms, you lose the right to claim any remaining balance. We reserve the right to penalize any breach of these Terms, which had or could have resulted in taking unfair advantage of us or other users in our platform. The mentioned penalties can be up to the whole amount the user took in bad faith.

j.	Fork. In the case of a fork in the network, the remaining balance held in the pool doesn’t entitle you to receive any cryptocurrency derived from the fork.

k.	Termination of Operation. We reserve the right to terminate without prior notice permanently or temporarily the operation of any of our services, products, or software. In such a case, the remaining balance in users' accounts will be sent to the addresses provided.

8.	Limitation of Liability. We work hard to provide the most reliable products, services, and software. However, we can't guarantee that they will ever be safe, error-free, or that they will function without disruptions, delays, or imperfections. Accordingly, our liability shall be limited to the fullest extent permitted by applicable law, and under no circumstances will we be liable to you for any lost profits, revenues, information, or data, or consequential, special, indirect, exemplary, punitive, or incidental damages arising out of or related to these Terms or Luxor’s products, services, or software.

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9.	Dispute Resolution. Any claim based on these Terms will be solved amicably by mutual consent, in lack of agreement any dispute arising out of or in connection with these Terms shall be referred to and finally resolved under the Delaware, USA State Law and by its Courts.

10.	Other: If any portion of these Terms is found to be unenforceable, the remaining portion will remain in full force and effect. If we fail to enforce any of these Terms, it will not be considered a waiver. These Terms of Service come into full effect on the date of their publication on Luxor’s Pool website.

Contact: If you have questions about these Terms, you can contact us by email at hello@luxor.tech.

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